SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                   FORM U-6B-2

                           Certificate of Notification

      Certificate is filed by: The Cleveland Electric Illuminating Company ("Cleveland Electric"), a wholly owned subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.    Type of securities:

      In connection with the issuance and sale by the Ohio Air Quality Development Authority (the "Authority") of $30,000,000 aggregate principal amount of State of Ohio Pollution Control Revenue Refunding Bonds, Series 2002-B (The Cleveland Electric Illuminating Company Project) (the "Authority Bonds"), Cleveland Electric issued its Air Quality Facilities Note, Series 2002-B in the principal amount of $30,000,000 (the "Note") evidencing its obligation to repay the Authority's loan to it of the proceeds of the sale of the Authority Bonds pursuant to a Loan Agreement dated as of October 1, 2002 (the "Loan Agreement") between Cleveland Electric and the Authority. Pursuant to the Loan Agreement, Cleveland Electric is obligated to make payments in such amounts and at such times as will be sufficient to pay, when due, the principal of, premium, if any, and interest on, the Authority Bonds.

      Pursuant to an Insurance Agreement dated as of October 1, 2002 between the Company and Ambac Assurance Corporation (the "Bond Insurer"), the Bond Insurer delivered to the trustee for the Authority Bonds a financial guaranty insurance policy (the "Bond Insurance Policy") insuring the payment of regularly scheduled payments of the principal of the Authority Bonds and interest thereon that has become "Due for Payment" (as defined in the Bond Insurance Policy), which in either case shall be unpaid by reason of nonpayment by the Authority, and the Company issued to the Bond Insurer a series of its first mortgage bonds (the "First Mortgage Bonds") under the Mortgage and Deed of Trust, dated July 1, 1940, from the Company to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as successor trustee, as amended and supplemented (the "Mortgage"), in an aggregate principal amount equal to the principal amount of the Authority Bonds. The First Mortgage Bonds were issued to the Bond Insurer to secure repayment to the Bond Insurer of amounts it may pay on the Authority Bonds under the Bond Insurance Policy.


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2.    Issue, renewal or guaranty:

      Issue.

3.    Principal amount of each security:

      $30,000,000

4.    Rate of interest per annum of each security:

      The Note will bear interest at the rate of interest borne by the Authority Bonds. The Authority Bonds will accrue interest from the date of issuance and will initially accrue interest at a Dutch Auction Rate determined pursuant to certain Dutch Auction Procedures described in Appendix C to the Official Statement dated September 20, 2002, that was distributed in connection with the issuance of the Authority Bonds. The first auction will occur on November 19, 2002 and the first interest payment date will be November 20, 2002. Following this initial Dutch Auction Rate Period, interest on the Authority Bonds will be adjusted based upon 35-day Dutch Auction Rate Periods. Cleveland Electric may from time to time change the method of determining the interest rate on the Authority Bonds to a Daily Rate, a Weekly Rate, a Commercial Paper Rate, a Semi-Annual Rate, an Annual Rate, a Two-Year Rate, a Three-Year Rate, a Five-Year Rate, a Long Term Rate or a Dutch Auction Rate.

      The First Mortgage Bonds will accrue interest at the same rate of interest as the Authority Bonds, but such interest will be payable only to the extent interest on the Authority Bonds is paid by the Bond Insurer under the Bond Insurance Policy.

5.    Date of issue, renewal or guaranty of each security:

      October 8, 2002.

6.    If renewal of security, give date of original issue:

      Not applicable.

7.    Date of maturity of each security:

      September 1, 2033, subject to prepayment or prior redemption.

8. Name of the person to whom each security was issued, renewed or guaranteed:

      The Note was issued by Cleveland Electric to The Bank of New York, as trustee for the Authority Bonds, for the benefit of the holders of the Authority Bonds.

      The First Mortgage Bond was issued by Cleveland Electric to the Bond Insurer.

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9.    Collateral given with each security:

      The Note is an unsecured obligation of Cleveland Electric. The Mortgage, which secures the First Mortgage Bonds and all other first mortgage bonds of Cleveland Electric, serves as a direct first mortgage lien on substantially all property and franchises, other than specifically excepted property, owned by Cleveland Electric.

10.   Consideration given for each security:

      Cleveland Electric issued the Note in consideration of the loan by the Authority to Cleveland Electric of the proceeds of the sale of the Authority Bonds and issued the First Mortgage Bonds in consideration of the Bond Insurer's issuance of the Bond Insurance Policy.

11.   Application of proceeds of each security:

      The proceeds of the sale of the Authority Bonds loaned to Cleveland Electric will be used to pay a portion of the cost of redeeming the outstanding $30,000,000 aggregate principal amount of the Authority's State of Ohio Collateralized Pollution Control Revenue Refunding Bonds, Series 1993 (The Cleveland Electric Illuminating Company Project).

12 Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

      (a)   the provisions contained in the first sentence of Section 6(b) [ ]

      (b)   the provisions contained in the fourth sentence of Section 6(b) [ ]

      (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

      Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

      Not applicable.

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15.   If the security or  securities  are exempt form the  provisions of Section
      6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

      Rule 52.

                                          THE CLEVELAND ELECTRIC
                                          ILLUMINATING COMPANY


                                          By:____________________________
                                              Thomas C. Navin
                                              Treasurer


Date: October 18, 2002

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